BlackRock FundsSM (the "Registrant"):  BlackRock Advantage
Emerging Markets Fund, BlackRock Commodity Strategies Fund,
BlackRock Global Long/Short Credit Fund and BlackRock Short
Obligations Fund (each a "Fund")

77D(d)

Policies with respect to security investments

Attached please find as an exhibit to Sub-Item 77D(d) of Form N-
SAR, a description of changes to each Fund's policies with respect to security investments approved by the Registrant's
Board of Trustees on September 28, 2017.


BlackRock FundsSM (the "Registrant"): BlackRock Advantage Emerging Markets Fund, BlackRock Commodity Strategies Fund, BlackRock Global Long/Short Credit Fund and BlackRock Short Obligations Fund
(each, a "Fund")

77D(d)
Policies with respect to security investments.

Effective November 28, 2017, the non-fundamental investment restriction listed below of each of the Funds was removed:

a.	Purchase securities of companies for the purpose of
exercising control or management.